                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                Amendment No. 5
                                       to
                                  SCHEDULE TO
                                 (Rule 14d-100)


        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  TENNECO INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

           OPTIONS TO PURCHASE SHARES OF COMMON STOCK, $.01 PAR VALUE
                           (Title of Class Securities)

                                    880349105
   (CUSIP Number of Class of Securities Underlying Options to Purchase Common
                                     Stock)

                                  David Wardell
         Senior Vice President, General Counsel and Corporate Secretary
                                  Tenneco, Inc.
                              500 North Field Drive
                              Lake Forest, IL 60045
                                 (847) 482-5000

                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Filing
                                    Persons)

                              With a copy to:

                              Jodi A. Simala
                       Mayer, Brown, Rowe & Maw LLP
                           71 South Wacker Drive
                          Chicago, IL 60606-4637
                              (312) 782-0600

                            CALCULATION OF FILING FEE



Transaction Valuation*                    Amount of Filing Fee
----------------------                    --------------------

      $2,416,541                                 $74.19


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* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 99,324 shares of common stock of Tenneco Inc. having an aggregate value of $2,194,403 as of September 14, 2007 will be accepted for amendment pursuant to offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $74.19                  Filing Party:  Tenneco Inc.

Form or Registration No.: SC TO-I File No. 005-49743
                                                  Date Filed: September 25, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 5 amends the Tender Offer Statement on Schedule TO (the "Statement") relating to an offer (the "Offer") by Tenneco Inc., a Delaware corporation (the "Company"), to amend certain options (the "Eligible Options") to purchase shares of the Company's common stock which were granted under the Company's Amended and Restated 2002 Long-Term Incentive Plan that: (i) have exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option's measurement date for financial accounting purposes, (ii) were unvested, either in whole or in part, as of December 31, 2004, and (iii) are outstanding (unexercised) as of the last date on which the Offer remains open for acceptance. Eligible employees are those employees of the Company or one of its subsidiaries as of the expiration date of the Offer who are subject to United States federal income taxes. The Offer is not being made to any of the Company's current or former executive officers or directors. This Amendment No. 5 is the final amendment to Schedule TO and reports the results of the Offer. This Amendment No. 5 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities and Exchange Act of 1934, as amended.

     Except as amended and supplemented hereby and by Amendment Nos. 1 through 4 thereto, all terms of the Offer and all other disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

ITEM 4. TERMS OF THE TRANSACTION.

     (a)  MATERIAL TERMS.

     Item 4 of the Schedule TO is hereby amended to add the following sentences:

     The Offer expired at 11:59 p.m., Eastern Time, on November 26, 2007. Pursuant to the terms of the Offer, the Company has accepted for amendment Eligible Options to purchase 98,375 shares of its common stock. The Company will amend the Eligible Options accepted for amendment and will promise to make cash payments to employees that held Eligible Options accepted for amendment in the aggregate amount of $394,806 to compensate them for the increased exercise prices per share of their amended Eligible Options, in each case, in accordance with the terms of the Offer.

     Except as amended herein, all other terms of the Statement filed on September 25, 2007 and amended on October 3, 2007, October 18, 2007, November 16, 2007 and November 19, 2007 shall remain the same.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

TENNECO INC.

/s/ David Wardell
Name:  David Wardell
Title: Senior Vice President, General Counsel and Corporate Secretary

Date: November 27, 2007